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15045427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	**MO**	**64116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric J. Buer **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 1000	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2015
19 REGISTRATIONS BRANCH

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Eric J. Buer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ANTHONY J. SCHULTE
Notary Public - Notary Seal
State of Missouri
Commissioned for Platte County
My Commission Expires: September 18, 2015
Commission Number: 11241991

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 79,678,203
Receivables from brokers, dealers, and clearing organizations	7,066,671
Income taxes receivable	162,716
Trading securities	2,931,235
Prepaids and other current assets	502,495
TOTAL CURRENT ASSETS	90,341,320
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	14,408,426
Aircraft	6,754,034
Office furniture and fixtures	542,856
Leasehold improvements	2,424,540
	24,129,856
Less accumulated depreciation and amortization	(17,215,900)
NET PROPERTY AND EQUIPMENT	6,913,956
OTHER ASSETS	2,353,202
TOTAL ASSETS	$ 99,608,478
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 8,223,263
Securities sold, not yet purchased	3,428,204
Accrued expenses and other current liabilities	975,625
Income taxes payable	495,993
TOTAL CURRENT LIABILITIES	13,123,085
DEFERRED RENT	397,910
TOTAL LIABILITIES	13,520,995
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	89,309,684
ACCUMULATED OTHER COMPREHENSIVE LOSS	(3,223,201)
TOTAL STOCKHOLDER'S EQUITY	86,087,483
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 99,608,478